UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       BIOJECT MEDICAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    09059T206
                                 (CUSIP Number)

                                  John T. Unger
                  600 Travis, Suite 5800, Houston, Texas 77002
                                  713-993-4645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 18, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09059T206                   13D                     Page 2 of 20 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Life Sciences Opportunities Fund II, L.P.
      Life Sciences Opportunities Fund II (Institutional), L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware limited partnerships

NUMBER OF         5     SOLE VOTING POWER                       10,073,316
SHARES
BENEFICIALLY      6     SHARED VOTING POWER                     None
OWNED BY
EACH              7     SOLE DISPOSITIVE POWER                  10,073,316
REPORTING
PERSON
WITH              8     SHARED DISPOSITIIVE POWER               None

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,073,316

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.8%

12    TYPE OF REPORTING PERSON (See Instructions)

      PN

CUSIP NO. 09059T206                   13D                     Page 3 of 20 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Life Sciences Opportunities Fund II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware limited partnership

NUMBER OF         5     SOLE VOTING POWER                       1,676,314
SHARES
BENEFICIALLY      6     SHARED VOTING POWER                     None
OWNED BY
EACH              7     SOLE DISPOSITIVE POWER                  1,676,314
REPORTING
PERSON
WITH              8     SHARED DISPOSITIIVE POWER               None

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,676,314

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%

12    TYPE OF REPORTING PERSON (See Instructions)

      PN

CUSIP NO. 09059T206                   13D                     Page 4 of 20 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Life Sciences Opportunities Fund II (Institutional), L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware limited partnerships

NUMBER OF         5     SOLE VOTING POWER                       8,397,002
SHARES
BENEFICIALLY      6     SHARED VOTING POWER                     None
OWNED BY
EACH              7     SOLE DISPOSITIVE POWER                  8,397,002
REPORTING
PERSON
WITH              8     SHARED DISPOSITIIVE POWER               None

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,397,002

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.7%

12    TYPE OF REPORTING PERSON (See Instructions)

      PN

CUSIP NO. 09059T206                   13D                     Page 5 of 20 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Signet Healthcare Partners, LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware limited liability company

NUMBER OF         5     SOLE VOTING POWER                       10,073,316
SHARES
BENEFICIALLY      6     SHARED VOTING POWER                     None
OWNED BY
EACH              7     SOLE DISPOSITIVE POWER                  10,073,316
REPORTING
PERSON
WITH              8     SHARED DISPOSITIIVE POWER               None

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,073,316

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.8%

12    TYPE OF REPORTING PERSON (See Instructions)

      OO

CUSIP NO. 09059T206                   13D                     Page 6 of 20 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

NUMBER OF         5     SOLE VOTING POWER                       None
SHARES
BENEFICIALLY      6     SHARED VOTING POWER                     11,043,328
OWNED BY
EACH              7     SOLE DISPOSITIVE POWER                  None
REPORTING
PERSON
WITH              8     SHARED DISPOSITIIVE POWER               11,043,328

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,043,328

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.8%

12    TYPE OF REPORTING PERSON (See Instructions)

      CO

CUSIP NO. 09059T206                   13D                     Page 7 of 20 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James C. Gale

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF         5     SOLE VOTING POWER                       None
SHARES
BENEFICIALLY      6     SHARED VOTING POWER                     10,073,316
OWNED BY
EACH              7     SOLE DISPOSITIVE POWER                  None
REPORTING
PERSON
WITH              8     SHARED DISPOSITIIVE POWER               10,073,316

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,073,316

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.8%

12    TYPE OF REPORTING PERSON (See Instructions)

      IN

CUSIP NO. 09059T206                    13D                    Page 8 of 20 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      George L. Ball

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF         5     SOLE VOTING POWER                       47,918
SHARES
BENEFICIALLY      6     SHARED VOTING POWER                     11,043,328
OWNED BY
EACH              7     SOLE DISPOSITIVE POWER                  47,918
REPORTING
PERSON
WITH              8     SHARED DISPOSITIIVE POWER               11,043,328

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,091,246

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.1%

14    TYPE OF REPORTING PERSON (See Instructions)

      IN

CUSIP NO. 09059T206                    13D                    Page 9 of 20 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SOF Management, LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF         5     SOLE VOTING POWER                       970,012
SHARES
BENEFICIALLY      6     SHARED VOTING POWER                     None
OWNED BY
EACH              7     SOLE DISPOSITIVE POWER                  970,012
REPORTING
PERSON
WITH              8     SHARED DISPOSITIIVE POWER               None

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      970,012

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%

12    TYPE OF REPORTING PERSON (See Instructions)

      IN

CUSIP NO. 09059T206                   13D                    Page 10 of 20 Pages

1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Don A. Sanders

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF         5     SOLE VOTING POWER                       1,591,966
SHARES
BENEFICIALLY      6     SHARED VOTING POWER                     None
OWNED BY
EACH              7     SOLE DISPOSITIVE POWER                  1,591,966
REPORTING
PERSON
WITH              8     SHARED DISPOSITIIVE POWER               None

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,591,966

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4%

12    TYPE OF REPORTING PERSON (See Instructions)

      IN

CUSIP NO.  09059T206                   13D                   Page 11 of 20 Pages

Item 1. Security and Issuer.

      This statement relates to the common stock, no par value (the "Shares"), of Bioject Medical Technologies, Inc., an Oregon corporation. The principal executive office of the issuer of such securities is located at 20245 SW 95th Avenue, Tualatin, Oregon 97062

Item 2. Identity and Background.

      Life Sciences Opportunities Fund II, L.P. ("LOF") and Life Sciences Opportunities Fund II (Institutional), L.P. ("LOFI" and, together with LOF, the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 152 West 57th Street, 19th Floor, New York, New York 10022.

      Signet Healthcare Partners, LLC (formerly LOF Partners, LLC) (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New, York 10019.

      Sanders Opportunity Fund, L.P. ("SOF") and Sanders Opportunity Fund (Institutional), L.P. ("SOFI"), are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 600 Travis, Suite 5800, Houston, Texas 77002.

      SOF Management, LLC is a Delaware limited partnership and the sole general partner of SOF and SOFI. The principal business of SOF Management, LLC is to act as general partner of SOF and SOFI. The address of its principal office is 600 Travis, Suite 5800, Houston, Texas 77002.

      Sanders Morris Harris Inc. (formerly SMH Capital Inc.) ("SMHI") is a Texas corporation and the controlling member of the General Partner and of SOF Management, LLC The address of its principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of SMHI required to be disclosed in response to
Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of SMHI. SMHI is a wholly owned subsidiary of Sanders Morris Harris Group, Inc. SMHI is a registered broker/dealer and investment adviser.

      Sanders Morris Harris Group ("SMHG"), Inc. is a Texas corporation and the parent of SMHI. The address of its principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMHG required to be disclosed in response to
Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMHG. No corporation or other person is or may be deemed to be ultimately in control of SMHG.

CUSIP NO. 09059T206                    13D                   Page 12 of 20 Pages

      James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New York 10019. Mr. Gale is a citizen of the United States.

      Don A. Sanders is a Manager of SOF Management, LLC and the chief investment officer of SOF and SOFI and a director of SMHG. The address of his principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

      George L. Ball is Chief Executive Officer of SMHI and SMHG. The address of his principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Ball is a citizen of the United States.

      Don Weir is an employee of SMHI. He is the Trustee of the Sanders 1998 Children's Trust (the "Trust"). The address of his principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Weir is a citizen of the United States.

      Kathryn U. Sanders and Tanya Drury are clients of SMHI and Don A. Sanders. They are citizens of the United States.

      During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

      On November 15, 2004, LOF purchased 316,884 shares of the Series D Convertible Preferred Stock, no par value ("Series D Preferred"), of the Issuer and 95,065 warrants to purchase common stock ("Warrants") for an aggregate consideration of $364,416.08 and LOFI purchased 1,779,073 shares of Series D Preferred and 531,022 Warrants for an aggregate consideration of $2,035,584.47. The source of these funds was working capital of the Funds. A total of 2,086,957 shares of Series D Preferred and 626,087 Warrants were issued. The Series D Preferred shares originally issued and outstanding are convertible into common stock at a conversion price of approximately $1.15 per share. Each Warrant entitles the holder to purchase one share of common stock for a purchase price of $1.15 per share. The Warrants expired on December 14, 2008.

      On March 8, 2006, LOF and LOFI entered into a Note and Warrant Purchase Agreement (the "20006 Note Purchase Agreement") with the Issuer pursuant to which they loaned (each a "2006 Bridge Loan") the Issuer the sums of $127,546 and $712,454, respectively, and were issued warrants to purchase common stock (the "2006 Bridge Warrants") covering 55,416 shares and 309,547 shares, respectively. Additional parties to the agreement were (a) SOF, which loaned the Issuer $79,200 and received 2006 Bridge Warrants covering 35,036 shares,
(b)SOFI, which loaned the Issuer $250,800 and received 2006 Bridge Warrants covering 110,949 shares, (c) Don A. Sanders, who loaned the Issuer $132,000 and received 2006 Bridge Warrants covering 58,394 shares,(d) Kathryn U. Sanders and the Trust, who each loaned the Issuer $66,000 and received 2006 Bridge Warrants covering 29,197 shares, and (e) Tanya Drury, George L. Ball, Don Weir, and Ben
T. Morris, who each loaned the Issuer $16,500 and received 2006 Bridge Warrants covering 7,299 shares. The exercise price of the 2006 Bridge Warrants is $1.37 per share and the 2006 Bridge Warrants expire on September 7, 2010. The source of these funds was working capital of the Funds, SOF, SOFI, and the Trust and personal funds of the individual purchasers.

CUSIP NO. 81787Q 10 4                  13D                   Page 13 of 20 Pages

      On March 8, 2006, LOF, LOFI, SOF, SOFI, Messrs. Sanders, Ball, Weir, and Morris, Ms. Sanders and Drury, and the Trust entered into a Securities Purchase Agreement with the Issuer pursuant to which they agreed to purchase an aggregate of $4,500,000 (plus accrued interest on the Bridge Loans) of Series E Convertible Preferred Stock at a price of $1.37 per share subject to the satisfaction by the Issuer of certain conditions, including approval of the transaction by the shareholders of the Issuer. The transaction closed on May 30, 2006.

      On December 5, 2007, LOF and LOFI each entered into a Convertible Note and Warrant Purchase Agreement (the "2007 Convertible Note Purchase Agreement") with the Issuer pursuant to which they loaned (each a "2007 Bridge Loan") the Issuer the sums of $91,104 and $508,896, respectively, and were issued warrants to purchase common stock (the "2007 Bridge Warrants") covering 12,147 shares and 67,853 shares, respectively. The conversion price of the 2007 Bridge Loans and the exercise price of the 2007 Bridge Warrants is $0.75 per share. The 2007 Bridge Warrants expire on December 4, 2011. The source of these funds was working capital of the Funds.

      On December 18, 2009, the Issuer entered into a Purchase Agreement (the "Agreement") with each of LOF and LOFI, and Edward Flynn for the purchase of an aggregate of 92,448 shares of its Series G Convertible Preferred Stock (the "Series G Preferred") at a price of $13.00 per share. LOF and LOFI paid for the Series G Preferred by the cancellation of the $600,000 outstanding principal amount of and $101,834.06 accrued interest through December 18, 2009 on the 2007 Convertible Subordinated Promissory Notes dated as of December 5, 2007. Each share of Series G Preferred is convertible, at any time at the option of the holder, into 100 shares of common stock (subject to anti-dilution adjustments). The holders of Series G Preferred receive an 8% annual payment-in-kind dividends ("PIK Dividends") per year; however, if we the Issuer fails to declare or pay the PIK Dividends within 90 days of December 18 (beginning December 18, 2010), the PIK Dividends shall increase to 10%. PIK Dividends are payable in Series G Preferred Stock or cash at the option of the Board of Directors

Item 4. Purpose of Transaction.

      The Funds acquired the shares of Series D Preferred, Series E Preferred, the Warrants, the 2006 Warrants, the 2007 Warrants, the 2007 Convertible Notes, and the Series G Preferred for general investment purposes. SOF, SOFI, Messrs. Sanders, Ball, Weir, and Morris, Ms. Sanders and Drury, and the Trust acquired the shares of Series E Preferred and the 2006 Warrants for general investment purposes.

      The holders of Series D Preferred are entitled to name one observer who is entitled to attend all meetings of the Board of Directors and to receive all information prepare for the Board. So long as the holders of Series E Preferred continue to hold at least 10% of the Series E Preferred Shares originally issued, the Issuer agrees to cause one person designated by the holders of Series E Preferred to be nominated and elected to the Issuer's board of directors.

      The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

CUSIP NO. 81787Q 10 4                 13D                    Page 14 of 20 Pages

      Any dividend payable on the Issuer's common stock will also be payable on the Series D, E, and G Preferred on an as-converted basis. The Series D, E, and G Preferred are senior in rank to all other series of preferred stock and to the common stock. Upon liquidation of the Issuer, the holders of Series G Preferred Stock are entitled to a liquidation preference of $13.00 per share prior to any payments to holders of common stock, Series D, E, and F Preferred. Upon liquidation of the Issuer, the holders of Series D and E Preferred are entitled to liquidation preferences of $1.15 and $1.37 per share, respectively, prior to any payments to holders of common stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, the Series D, E and G Preferred vote on an as converted basis together with the common stock as a single class (with each share of Series D, E and G Preferred casting a number of votes equal to the number of shares of common stock into which it is convertible). The affirmative vote or written consent of a majority of the holders of Series D, E and G Preferred, voting separately as a class, is required for (1) the creation of any senior or pari passu security, (2) payment of dividends on common stock, (3) any redemptions or repurchases of common stock or preferred stock except for purchases at fair market value upon termination of employment, (4) any merger, acquisition, recapitalization, reorganization, or sale of all or substantially all of the assets of the Issuer, which results in a payment to the holders of the Series D, E or G Preferred of an amount less than the Liquidation Preference, (5) an increase or decrease in the number of authorized shares of preferred stock or common stock, (6) any change in the rights, preferences, and privileges of the Series D, E or G Preferred, (7) material amendments, alterations, or repeals of the Issuer's articles of incorporation or bylaws, or (8) changes in the nature of the Issuer's business.

      Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO. 09059T206                    13D                   Page 15 of 20 Pages

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                             Aggregate Number of   Percentage of
      Beneficial Owner                           Shares Owned          Class

Life Sciences Opportunities Fund II, L.P.         1,676,314(1)           8.8
Life Sciences Opportunities Fund II
      (Institutional), L.P.                       8,397,002(2)          32.7
Life Sciences Opportunities Fund II, L.P.
      and Life Sciences Opportunities
      Fund II (Institutional), L.P.              10,073,316(3)          36.8
Signet Healthcare Partners, LLC                  10,073,316(4)          36.8
Sanders Opportunity Fund, L.P.                      232,802(5)           1.3
Sanders Opportunity Fund (Institutional), L.P.      737,210(6)           4.1
SOF Management, LLC                                 970,012(7)           5.3
Sanders Morris Harris Inc.                       11,043,328(8)          38.8
George L. Ball                                   11,091,246(9)          39.1
James C. Gale                                    10,073,316(10)         36.8
Don A. Sanders                                    1,591,966(11)          8.4
Kathryn U. Sanders                                  190,678(12)          1.1
Sanders 1998 Children's Trust                       190,678(13)          1.1
Don Weir                                            238,596(14)          1.4
Tanya Drury                                          47,918(15)            *
Ben T. Morris                                        47,918(15)            *

*     Less than 1%

(1) Includes (a) 316,884 shares of common stock issuable upon conversion of 316,884 shares of Series D Preferred that are immediately convertible into common stock, (b) 310,636 shares of common stock issuable upon conversion of (or payable as dividends with respect to) 279,097 shares of Series E Preferred that are immediately convertible into common stock, (c) 966,500 shares of common stock issuable upon conversion of 9,665 shares of Series G Preferred, and (d) 67,613 shares of common stock issuable upon exercise of common stock purchase warrants.

(2) Includes (a) 1,770,073 shares of common stock issuable upon conversion of 1,770,073 shares of Series D Preferred that are immediately convertible into common stock, (b) 1,735,178 shares of common stock issuable upon conversion of (or payable as dividends with respect to) 1,559,005 shares of Series E Preferred that are immediately convertible into common stock,
      (c) 4,432,300 shares of common stock issuable upon conversion of 44,323 shares of Series G Preferred, and (d) 377,370 shares of common stock issuable upon exercise of stock purchase warrants.

(3) Includes (a) 2,086,957 shares of common stock issuable upon conversion of 2,086,957 shares of Series D Preferred that are immediately convertible into common stock, (b) 2,045,814 shares of common stock issuable upon conversion of (or payable as dividends with respect to)1,838,102 shares of Series E Preferred that are immediately convertible into common stock, (c) 5,398,800 shares of common stock issuable upon conversion of 53,988 shares of Series G Preferred, and (d) 445,283 shares of common stock issuable upon exercise of common stock purchase warrants.

CUSIP NO. 81787Q 10 4                 13D                    Page 16 of 20 Pages

(4)   Includes shares beneficially owned by the Funds.

(5) Includes 197,766 shares of common stock issuable upon conversion of (or payable as dividends with respect to) 177,681 shares of Series E Preferred that are immediately convertible into common stock that are owned by SOF and 35,036 shares of common stock issuable upon exercise of common stock purchase warrants owned by the SOF.

(6) Includes 626, 261 shares of common stock issuable upon conversion of (or payable as dividends with respect to) 562,677 shares of Series E Preferred that are immediately convertible into common stock that are owned by SOFI and 110,949 shares of common stock issuable upon exercise of common stock purchase warrants owned by the SOFI.

(7)   Includes shares beneficially owned by SOF and SOFI.

(8) Includes shares beneficially owned by the Funds and Signet Healthcare Partners, LLC, SOF, SOFI, and SOF Management, LLC.

(9) Includes shares beneficially owned by Sanders Morris Harris Inc. and 40,619 shares of common stock issuable upon conversion (or payable as dividends with respect to) 36,496 shares of Series E Preferred Stock and 7,299 shares of common stock issuable upon exercise of common stock purchase warrants.

(10) Includes shares beneficially owned by the Funds and Signet Healthcare Partners, LLC.

(11) Includes (a) 324,964 shares of common stock issuable upon conversion of (or payable as dividends with respect to) 291,971 shares of Series E Convertible Preferred Stock and 58,394 shares of common stock subject to common stock purchase warrants owned by Mr. Sanders; (b) shares beneficially owned by SOF, SOFI, and SOF Management, LLC (c) 203,100 shares of common stock issuable upon conversion of (or payable as dividends with respect to) 182,481 shares of Series E Convertible Preferred Stock owned By Kathryn U. Sanders and Tanya Drury (customer accounts over which Mr. Sanders exercises discretionary authority); and
      (g) 36,146 shares of common stock subject to common stock purchase warrants owned by Ms. Sanders and Ms. Drury (customer accounts over which Mr. Sanders exercises discretionary authority). Mr. Sanders disclaims beneficial ownership of the shares owned by Ms. Sanders and Ms. Drury.

(12) Includes 162,481 shares of common stock issuable upon conversion (or payable as dividends with respect to) 145,985 shares of Series E Preferred Stock and 29,197 shares of common stock issuable upon exercise of common stock purchase warrants.

(13) Includes 162,481 shares of common stock issuable upon conversion (or payable as dividends with respect to) 145,985 shares of Series E Preferred Stock and 29,197 shares of common stock issuable upon exercise of common stock purchase warrants.

(14) Includes shares beneficially owned by the 1998 Sanders Children's Trust of which Mr. Weir is the Trustee and 40,619 shares of common stock issuable upon conversion (or payable as dividends with respect to) 36,496 shares of Series E Preferred Stock and 7,299 shares of common stock issuable upon exercise of common stock purchase warrants.

CUSIP NO. 81787Q 10 4                  13D                   Page 17 of 20 Pages

(15) Includes 40,619 shares of common stock issuable upon conversion (or payable as dividends with respect to) 36,496 shares of Series E Preferred Stock and 7,299 shares of common stock issuable upon exercise of common stock purchase warrants.

      (b) The number of shares of common stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. Except as set forth above, to the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

      (c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

      LOF and LOFI acquired the 9,665 and 44,323 shares of Series G Preferred, respectively, on December 18, 2009.

      (d) The Funds have the right to receive all dividends on the Series D, E, and G Preferred.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

      In connection with the issuance of the Series D, E, and G Preferred, the Issuer extended certain registration rights to the Funds, which obligated the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of (a) the Series D, E, and G Preferred within 180 days of demand by the majority of holders of registrable securities and to maintain the effectiveness of such registration statement until two years after it is declared effective.

CUSIP NO. 81787Q 10 4                 13D                    Page 18 of 20 Pages

      See Item 4 for a description of voting rights applicable to the Series D, E, and G Preferred, which information is incorporated herein by reference.

      Except as stated herein, none of the Funds, the General Partner, SMH Capital, or SMH Group, nor, to the best of the knowledge of the Funds, any of the executive officers or directors listed on Annex A or A-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Title

1     Joint Filing Agreement among the reporting persons.

2 Amendment to Articles of Incorporation of Bioject Medical Technologies, Inc. filed on November 15, 2004 (Incorporated by reference to Exhibit 3 to Current Report on Form 8-K filed by the Issuer of November 19, 3004).

3 Stock Purchase Agreement dated as of November 15, 2004, between the Issuer and the purchasers of Series D Preferred. (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

4 Registration Rights Agreement dated as of November 15, 2004, between the Issuer and the purchasers of Series D Preferred.(Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

5 Form of Stock Purchase Warrant (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

6 Note and Warrant Purchase Agreement dated March 8, 2006, among the Issuer, the Funds, SOF, and SOFI (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

7 Form of Stock Purchase Warrant (Incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

8 Securities Purchase Agreement dated March 8, 2006, among the Issuer, the Funds, SOF, and SOFI (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

9 Security Agreement dated March 8, 2006, among the Issuer, the Funds, SOF and SOFI ((Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

10 Form of Convertible Note Purchase and Warrant Agreement dated as of December 5, 2007, among the Issuer, LOF, and LOFI (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on December 11, 2007).

CUSIP NO. 81787Q 10 4                  13D                   Page 19 of 20 Pages

11 Articles of Amendment to 2002 Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Issuer on December 21, 2009).

12 Series G Convertible Preferred Stock Purchase Agreement dated December 18, 2009, between Bioject Medical Technologies Inc. Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., and Edward Flynn (Incorporated by reference to
      Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on December 21, 2009).

13. Registration Rights Agreement dated December 18, 2009 between Bioject Medical Technologies, Inc., Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., Edward Flynn, Ralph Makar, David Tierney, Richard Stout, Christine Farrell, and the Investors listed on Exhibit A thereto(Incorporated by reference to Exhibit
      10.2 to Current Report on Form 8-K filed by the Issuer on December 21,
      2009).

CUSIP NO. 09059T206                    13D                   Page 20 of 20 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 16, 2010

                                Life Sciences Opportunities Fund II, L.P.
                                Life Sciences Opportunities Fund II
                                      (Institutional), L.P.

                                By: Signet Healthcare Partners, LLC

                                By  /s/ James C. Gale
                                    --------------------------------
                                    James C. Gale, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 16, 2010

Signatures:


Signet Healthcare Partners, LLC

By  /s/ James C. Gale
    ----------------------------------
Name: James C. Gale
Title: Manager and Chief Investment Officer


SMH Capital Inc.

By  /s/ John T. Unger
    ----------------------------------
Name: John T. Unger
Title: Senior Vice President and General Counsel


SOF Management, LLC

By  /s/ Don S. Sanders
    ----------------------------------
Name: Don A. Sanders
Title: Manager


/s/ James C. Gale
--------------------------------------
James C. Gale


/s/ Don A. Sanders
--------------------------------------
Don A. Sanders

----------
Each Reporting Person certifies only the information in Item4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

                                                                      Appendix A

      The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of SMH Capital Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                                    Present Principal Occupation or Employment;
Name                                            Business Address
----                                            ----------------

George L. Ball                      Chief Executive Officer
Fredric M. Edelman                  President and Director
Don A. Sanders                      Chairman of the Executive Committee
Stephen R. Cordill                  President of Asset and Wealth Management
Bruce R. McMaken                    Executive Vice President
John T. Unger                       Senior Vice President and General Counsel
Rick Berry                          Senior Vice President
Leslie Jallans                      Chief Compliance Officer
Cindy Burnette                      Chief Financial Officer and Treasurer
Sandy Bailey                        Secretary

                                                                    Appendix A-1

                       Directors and Executive Officers of
                        Sanders Morris Harris Group Inc.

      The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                                   Present Principal Occupation or Employment;
Name                                           Business Address
----                                           ----------------

George L. Ball                     Director, Chairman of the Board and Chief
                                         Executive Officer
Ben T. Morris                      Director and Vice Chairman
Fredric M. Edelman                 Director and President
Don A. Sanders                     Director
W. Blair Waltrip                   Director, private investor
Richard E. Bean                    Director, Executive Vice President and Chief
                                         Financial Officer of Pearce
                                         Industries, Inc.
Charles W. Duncan, III             Director, President of Duncan Equities, Inc.
Scott McClelland                   Director, President of the Houston and
                                         Central Market Division of H.E. Butt
                                         Grocery Company (H-E-B Grocery Stores)
Albert W. Niemi                    Director, Dean of the Edwin L. Cox School of
                                         Business of Southern Methodist
                                         University
Rick Berry                         Chief Financial Officer
John T. Unger                      Senior Vice President and General Counsel
Bruce R. McMaken                   Executive Vice President